THREE CHORD BOURBON, INC.

Financial Statements as of
December 31, 2022 and 2021
Together with
Independent Auditor's Report

Bonadio & Co., LLP
Certified Public Accountants

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

July 19, 2023

To the Board of Directors and Members of
Three Chord Bourbon, Inc.:

Opinion
We have audited the accompanying financial statements of Three Chord Bourbon, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Three Chord Bourbon, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Three Chord Bourbon, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Three Chord Bourbon, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

100 Corporate Parkway
Suite 200
Amherst, New York 14226
p (716) 250-6600
f (716) 250-6605

www.bonadio.com

(Continued)

INDEPENDENT AUDITOR'S REPORT
(Continued)

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Three Chord Bourbon, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Three Chord Bourbon, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Bonadio & Co., LLP

THREE CHORD BOURBON, INC.

BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 141,496	$ 173,500
Receivables, net	48,477	125,590
Restricted receivables	128,472	-
Inventory, net	576,412	711,379
Other assets	108,796	51,597
Total current assets	1,003,653	1,062,066
PROPERTY AND EQUIPMENT, net	29,344	39,891
DEFERRED TAX ASSET, net	11,071	-
	$ 1,044,068	$ 1,101,957
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Convertible notes payable	$ 360,000	$ 3,608,472
Current portion of long-term debt	2,602	-
Income taxes payable	400	-
Accounts payable	189,168	333,361
Accrued payroll	22,542	21,967
Factor advances	73,325	-
Accrued interest	1,174,160	889,406
Due to related parties	1,208,370	898,759
Total current liabilities	3,030,567	5,751,965
LONG-TERM DEBT	124,498	127,100
Total liabilities	3,155,065	5,879,065
STOCKHOLDERS' DEFICIT:		
Preferred stock (5,000,000 shares authorized, 277,386 and 0 issued and outstanding at December 31, 2022 and 2021, respectively, $0.0001 par value)	594	-
Common stock ($10,000,000 shares authorized, 995,971 and 986,878issued and outstanding at December 31, 2022 and 2021, respectively; $0.0001 par value)	100	99
Additional paid in capital	8,410,811	2,529,688
Accumulated deficit	(10,522,502)	(7,306,895)
Total stockholders' deficit	(2,110,997)	(4,777,108)
	$ 1,044,068	$ 1,101,957

The accompanying notes are an integral part of these statements.

THREE CHORD BOURBON, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
SALES	$ 1,704,597	$ 1,658,610
COST OF GOODS SOLD	1,549,481	1,083,277
Gross profit	155,116	575,333
GENERAL AND ADMINISTRATIVE EXPENSES:		
Advertising and marketing	694,689	432,271
Salaries and wages	678,377	732,334
Broker commissions	633,986	372,459
Travel	161,122	132,957
Consulting	134,999	129,399
Shipping and freight	108,171	107,949
Professional fees	78,164	73,559
Payroll taxes and benefits	75,755	90,994
Dues and subscriptions	59,394	22,863
Rent	44,314	46,444
Meals and entertainment	43,485	32,813
Payroll service fees	22,798	24,773
Insurance	15,495	15,339
Office expense	14,086	20,157
Depreciation	10,547	10,335
Taxes and licenses	8,563	19,460
Utilities	5,944	4,999
Contributions	2,480	9,170
Bad debt expense	-	7,420
Miscellaneous expense	79,940	9,910
Total general and administrative expenses	2,872,309	2,295,605
Loss from operations	(2,717,193)	(1,720,272)
OTHER INCOME (EXPENSE):		
Interest expense	(509,085)	(497,282)
Paycheck Protection Progam loan forgiveness	-	190,000
Total other expense	(509,085)	(307,282)
Loss before income taxes	(3,226,278)	(2,027,554)
BENEFIT FROM INCOME TAXES	10,671	-
NET LOSS	$ (3,215,607)	$ (2,027,554)

The accompanying notes are an integral part of these statements.

THREE CHORD BOURBON, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Common Stock		Preferred Stock				
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
BALANCE - January 1, 2021	927,944	$ 93	-	$ -	$ 2,205,555	$ (5,279,341)	$ (3,073,693)
Issuance of common shares	58,934	6	-	-	324,133	-	324,139
Net loss	-	-	-	-	-	(2,027,554)	(2,027,554)
BALANCE - December 31, 2021	986,878	99	-	-	2,529,688	(7,306,895)	(4,777,108)
Issuance of common shares	9,093	1	-	-	49,999	-	50,000
Convertible debt and bridge loans converted	-	-	233,283	480	4,802,280	-	4,802,760
Preferred series A shares issued	-	-	44,103	114	1,134,657	-	1,134,771
Stock issuance costs	-	-	-	-	(105,813)	-	(105,813)
Net loss	-	-	-	-	-	(3,215,607)	(3,215,607)
BALANCE - December 31, 2022	995,971	$ 100	277,386	$ 594	$ 8,410,811	$ (10,522,502)	$ (2,110,997)

The accompanying notes are an integral part of these statements.

THREE CHORD BOURBON, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss	$ (3,215,607)	$ (2,027,554)
Adjustments to reconcile net loss to net cash flow from operating activities:		
Depreciation	10,547	10,335
Bad debt expense	-	7,420
Accretion of convertible notes payable discount	212,038	212,040
Paycheck Protection Progam loan forgiveness	-	(190,000)
Changes in:		
Receivables	77,113	559,613
Restricted receivables	(128,472)	-
Inventory	134,967	(563,433)
Other assets	(57,199)	(51,597)
Deferred tax asset, net	(11,071)	-
Accounts payable	(144,193)	136,143
Accrued payroll	575	(10,560)
Factor advances	73,325	-
Income taxes payable	400	-
Accrued interest	284,754	283,423
Due to related parties	309,611	676,279
Net cash flow from operating activities	(2,453,212)	(957,891)
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(5,945)
CASH FLOW FROM FINANCING ACTIVITIES:		
Proceeds from Paycheck Protection Progam Loan	-	105,000
Proceeds from the issuance of convertible notes payable	1,342,250	320,000
Proceeds from the issuance of common shares	50,000	324,139
Stock issuance costs	(105,813)	-
Proceeds from the issuance of preferred shares	1,134,771	-
Net cash flow from financing activities	2,421,208	749,139
CHANGE IN CASH AND CASH EQUIVALENTS	(32,004)	(214,697)
CASH AND CASH EQUIVALENTS - beginning of period	173,500	388,197
CASH AND CASH EQUIVALENTS - end of period	$ 141,496	$ 173,500

The accompanying notes are an integral part of these statements.

1. NATURE OF OPERATIONS

Three Chord Bourbon, Inc. (formerly Steel Bending Spirits, LLC) (the Company), was formed on May 5, 2017. The Company is in the business of creating and selling premium American whiskey. The Company operates in Buffalo, New York. The Company also maintains a production/blending operation in Michigan.

In June 2022, certificates of conversion were filed in Delaware and Michigan in order to convert Steel Bending Spirits, LLC from a Michigan limited liability company into a Delaware corporation, and the Company was renamed to Three Chord Bourbon, Inc. In conjunction with a private placement offering (the Offering) executed by the Company in September 2022, convertible debt and bridge loans totaling $4,802,760 were converted into 233,383 shares of preferred stock at $20.58 per share (80% of the purchase price of $25.73 included in the Offering) in accordance with the terms of the convertible note agreements. As part of the Offering, the Company issued 44,103 shares of series A preferred stock at a price of $25.73 per share and a par value of $0.0001 per share.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America.

Recently Adopted Accounting Guidance - Leases
In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 842, *Leases* to increase transparency and comparability among organizations by requiring the recognition of right-of-use (ROU) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company adopted the standard effective January 1, 2022, using the modified retrospective approach.

The Company elected the available practical expedients to account for the existing capital leases and operating leases as finance leases and operating leases, respectively, under the new guidance, without reassessing (a) whether the contracts contain leases under the new standard, (b) whether classification of capital leases or operating leases would be different in accordance with the new guidance, or (c) whether the unamortized initial direct costs before transition adjustments would have met the definition of initial direct costs in the new guidance at lease commencement. The standard did not have a material impact on the financial statements.

For all underlying classes of assets, the Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes fixed short-term lease cost on a straight-line basis over the lease term and variable lease cost in the period in which the obligation is incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Guidance - Leases (Continued)

There were two short-term operating leases in place at January 1, 2022. The standard did not have a material impact on the statements of income or cash flows.

Other Recently Adopted Accounting Guidance

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2020-06, *Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*. The amendments in this update simplify the accounting for convertible debt instruments by reducing the number of accounting models and embedded conversion features that can be recognized separately from the primary contract. These amendments also enhance transparency and improve disclosures for convertible instruments. The amendments in the ASU are effective for private companies for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. This update permits the use of either the modified retrospective or full retrospective method of adoption.

On a modified retrospective basis, the Company adopted the amendments early, effective January 1, 2021. The primary effect of the adoption on the Company was the elimination of the beneficial conversion accounting model, which results in the presentation of the convertible notes as a single unit of account, without bifurcation of the beneficial conversion feature and corresponding discount. The other aspects of the ASU did not have a material effect on the financial statements.

Cash

Cash includes bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash.

Accounts Receivable

The Company carries its accounts receivable at the amount invoiced less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. The Company does not accrue interest on past due invoices. The Company recorded an allowance for doubtful accounts of $7,420 at December 31, 2022 and 2021.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined on the FIFO method (first-in, first-out). Finished goods include materials, labor and allocated overhead for all manufactured items.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. The cost of maintenance and repairs are charged to expense as incurred. Major renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the appropriate accounts are relieved of costs and accumulated depreciation. Any resultant gain or loss is credited or charged to the income statement. Depreciation is calculated over the estimated useful lives (5 years) on a straight-line basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Impairment is measured as the difference between the fair value and the carrying value of the asset. Management determined that no impairment existed for any long-lived assets during 2022 or 2021.

Stock Issuance Costs
Stock issuance costs represent legal and professional fees incurred related to the Company's private placement offering of series A preferred shares (see Note 10).

Revenue Recognition
The majority of revenues are generated by delivery of products to the Company's customers and recognized at a point in time based on the Company's evaluation of when the customer obtains control of the products. Revenue is recognized when all performance obligations under the terms of a contract with the customer are satisfied and control of the product has been transferred to the customer. The Company recognizes revenues upon shipment to the customer, at which point title and risk of loss are transferred. If state laws are present where payment is withheld for a period of time, revenue is recorded when payment is received. The Company does not typically have any significant financing components as payment is received shortly after the point of sale. Sales of goods typically do not include multiple product and/or service elements.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. Generally, sales are collected within six weeks following satisfaction of a performance obligation.

Shipping and Handling
The Company considers all shipping and handling to be fulfillment activities and not a separate performance obligation. Shipping and handling costs are recorded as cost of sales.

Sales and Other Taxes
Sales tax, value-added tax, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue.

Income Taxes
For the year ended December 31, 2021 and the period from January 1, 2022 through May 31, 2022, the Company was a limited liability company and treated as a partnership for tax purposes. All tax effects of the Company were passed through to the members; thus, the accompanying financial statements include no income tax expense or benefit for the year ended December 31, 2021. The Company files income tax returns in the U.S. federal jurisdiction, California, Kentucky, Michigan, Mississippi, New Jersey, New York, and Tennessee.

Beginning in June 2022, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The deferred taxes relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), start-up costs (expensed for financial reporting, capitalized and amortized over 10 years for income tax purposes) and accrued expenses (deductible for financial statement purposes but not for income tax purposes until paid), offset by federal and state net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences which will either be taxable or deductible when the assets or liabilities are recovered or settled.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

Advertising is expensed as incurred.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

Generally Accepted Accounting Principles (GAAP) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The input hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 - Valuations based on quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation does not entail a significant degree of judgment. The Company currently has no assets or liabilities that are valued using level 1 inputs.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. The Company has measured the value of its outstanding stock warrants, included in additional paid in capital component of equity, using level 2 inputs (see Note 10). The Company uses the Black-Scholes option pricing model for valuation of its equity warrants. Option pricing models require the input of subjective assumptions including expected share price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company currently has no assets or liabilities that are valued using level 3 inputs.

3. LIQUIDITY AND CAPITAL RESOURCES

As part of the Company's five-year strategic plan, the Company invested substantial capital into building the brand, distribution, and technology for the Company's long-term growth. As a result, the Company has experienced expected operating losses and negative cash flows from operations since inception. As of and for the year ended December 31, 2022, the Company has a working capital deficit of approximately $1,995,000, stockholders' deficit of approximately $2,150,000, approximately $3,200,000 net loss, approximately $2,445,000 negative cash flow from operations, and has required a capital raise and conversion of debt to equity to positively cash flow.

3. LIQUIDITY AND CAPITAL RESOURCES (Continued)

At December 31, 2022, the Company owes $1,174,160 accrued interest and $1,208,370 due to related parties, both of which are due on demand. Management's plan to ensure the Company can meet its obligations are as follows:

- The Company's strategy is to continue growing sales through additional marketing and diversification of income streams through direct-to-consumer channels online and further penetration into supermarket and big box chains.
- The Company has already raised over $2,000,000 of preferred series A shares during 2022 and into 2023 and expects to launch a crowdfunding campaign on WeFunder for $3,000,000. Further, the Company plans to complete another $1,200,000 in direct contributions by accredited investors to finish the new cash portion of the raise.
- The holders of the related party debt have indicated that they will provide flexibility on payment over the next 12 months, and the Company founders have indicated that they will continue to fund the Company if necessary to meet obligations for 12 months after the date the financial statements are available to be issued.

4. REVENUE

Revenue Disaggregation Table
The following table shows disaggregated revenues by sales channel recognized at a point in time.

The Company's net revenues are as follows for the years ended December 31:

	2022	2021
South	$ 857,714	$ 650,163
Midwest	307,547	317,704
West	300,262	283,129
Northeast	239,074	407,614
	$ 1,704,597	$ 1,658,610

The balances of accounts receivable are as follows:

	2022	2021	2020
Accounts receivable, net	$ 176,949	$ 125,590	$ 692,623

When the timing of goods or services is different from the timing of the payments made by customers, the Company recognizes either a contract asset (performance precedes payment) or a contract liability (customer payment precedes performance). There were no contract assets at December 31, 2022 or 2021.

5. INVENTORY, NET

Inventory consisted of the following at December 31:

	2022	2021
Raw materials	$ 345,731	$ 478,496
Finished goods	261,019	270,324
	606,750	748,820
Less: Obsolescence reserve	(30,338)	(37,441)
Total inventory	$ 576,412	$ 711,379

6. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31:

	2022	2021
Machinery	$ 75,952	$ 75,952
Less: Accumulated depreciation	(46,608)	(36,061)
	$ 29,344	$ 39,891

Depreciation of property and equipment charged to operations totaled $10,547 and $10,335 for the years ended December 31, 2022 and 2021, respectively.

7. PAYCHECK PROTECTION PROGRAM ARRANGEMENT

In April 2020, the Company entered into an unsecured promissory note payable to a bank in the amount of $85,000. In April 2021, the Company entered into a second unsecured promissory note payable to a bank in the amount of $105,000. The notes were entered into by the Company as part of the Paycheck Protection Program (PPP). The PPP provides for this borrowing, or a portion of the borrowing, to be forgiven to the extent the Company meets eligibility and defined requirements related to expenditure of the funds. The notes were forgiven during 2021 and are reported as other income in the accompanying statements of operations and members' equity in 2021.

8. LONG-TERM DEBT

Long-term debt consisted of the following at December 31:

	2022	2021
Note payable to the U.S. Small Business Administration, with interest at 3.75%. Monthly principal and interest payments of $620 begin March 2023. All remaining principal and accrued interest is due at the maturity date of August 2050.	$ 127,100	$ 127,100
	127,100	127,100
Less: Current portion	2,602	-
Total	$ 124,498	$ 127,000

Future maturities of long-term debt are as follows for the years ending December 31:

2023	$ 2,602
2024	2,741
2025	2,860
2026	2,971
2027	3,086
Thereafter	112,840
	$ 127,100

9. CONVERTIBLE NOTES PAYABLE

At various dates in 2018, the Company issued convertible promissory notes totaling $3,500,510, with interest at 8%. Principal and accrued interest may be converted into preferred units, at the option of the holder, upon the closing of a qualified financing, as defined. At the time of conversion, any accrued and unpaid interest may be paid in cash at the election of the Company. The number of preferred units to be issued upon conversion is calculated at a rate equal to 80% of the price per share of a qualified financing round, as defined. This conversion price is subject to adjustment for stock splits, combinations, or similar events, among other adjustments. During the years ended December 31, 2022 and 2021, interest of $173,217 and $280,000 was recorded on the convertible notes payable.

The convertible promissory notes included 50,000 detachable warrants, which expired on January 10, 2023. The warrants meet the criteria to be recorded as equity and are recorded at fair value in the accompanying balance sheets (see Note 10). The warrants were recorded as equity with a corresponding discount on the convertible notes, which is accreted as a yield adjustment to interest expense. The Company recorded a discount related to the warrants of $883,498 in 2018.

The Company recognized accretion charges equal to $459,419 prior to 2021. The Company recognized accretion charges of $212,038 and $212,040 during the years ended December 31, 2022 and 2021, respectively.

In January 2023, 45,971 warrants were exercised at $0.01 per share. As part of the warrant purchase agreement, investors had the ability to deduct the exercise price from the value of the common shares. All investors exercised this option resulting in a deduction of $460 or 22.36 shares. As of the date the financial statements are available to be issued, there are no remaining warrants outstanding as any that were not exercised have expired.

9. CONVERTIBLE NOTES PAYABLE (Continued)

At various dates in 2021 and 2022, the Company issued convertible bridge notes totaling $320,000 and $1,343,400, respectively, with interest at 7%. Principal and accrued interest may be converted into preferred units upon the closing of a qualified financing, as defined. At the time of conversion, any accrued and unpaid interest may be paid in cash at the election of the Company. The number of preferred units to be issued upon conversion is calculated at a rate equal to 80% of the price per share of a qualified financing round, as defined. During the year ended December 31, 2022, interest of $123,830 was recorded on the convertible bridge notes. There was no interest recorded during the year ended December 31, 2021.

As discussed in Note 2 to the financial statements, the Company early adopted the provisions of ASU 2020-06. Therefore, separate accounting for the conversion feature of the notes is not required.

Subsequent to these offerings, in September 2022, the Company completed a qualified financing event, after which $4,802,760 of the previously issued convertible promissory and bridge notes outstanding were converted into shares of preferred stock. $360,000 of the convertible promissory and bridge notes and all of the accrued interest was not converted and will be repaid. These notes and accrued interest are due on demand. The qualified financing event is more fully described in Note 10.

Convertible notes payable consisted of the following at December 31:

	2022	2021
Convertible notes payable	$ 360,000	$ 3,820,512
Less: Debt discount	-	(212,040)
Total	$ 360,000	$ 3,608,472

10. STOCKHOLDERS' DEFICIT

Common Stock
As of December 31, 2022 and 2021, the Company has authorized 10,000,000 shares of common stock at $0.0001 par value per share. At December 31, 2022 and 2021, respectively, there were 995,971 and 986,878 common shares issued and outstanding. The total common shares issued and outstanding include 45,971 warrants that were converted to common shares subsequent to December 31, 2022 (see below). The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred stock. The holders of the common stock are entitled to one vote for each share of common stock held.

Preferred Stock
As of December 31, 2022 and 2021, the Company has authorized 5,000,000 shares of preferred stock at $0.0001 par value per share. Of the shares authorized, 650,000 shares were designated as series A preferred shares through an offering that occurred in September 2022. There were no preferred shares issued and outstanding immediately prior to the closing. In conjunction with the closing and effective upon the execution of each agreement, as defined, $4,802,760 of convertible debt was converted into 233,283 series A preferred shares at a price of $20.58 per share, which represented 80% of the preferred share price of $25.73. In addition, there were 44,103 new series A preferred shares issued at a price of $25.73 per share, or $1,134,771. At December 31, 2022, there were 277,386 preferred shares issued and outstanding.

10. STOCKHOLDERS' DEFICIT (Continued)

The holders of the preferred stock are entitled to receive dividends of 7% of the original issue price per share ($25.73). Dividends are payable when and if declared by the Board of Directors of the Company (the Board), upon a liquidation event (as defined), or a deemed liquidation event (as defined). The dividends are non-cumulative and the Company is under no obligation to declare or pay the dividends. There were no dividends declared or paid during the year ended December 31, 2022. The series A preferred stock holders vote together with the common stock holders on a one-for-one basis at any meetings of the members or by written consent.

Each share of series A preferred stock is convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into the same number of fully paid and non-assessable shares of common stock. The initial conversion rate is 1:1.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, or deemed liquidation event, as defined, the holders of shares of series A preferred shares then outstanding will be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock. Amounts paid are calculated as an amount per share equal to the greater of (i) the respective series A original issue price, plus any dividends declared but unpaid thereon, or (ii) the amount per share as would have been payable had all shares of series A preferred stock been converted into common stock, as defined per the agreement. If upon any such liquidation, dissolution, or winding up of the Company, the assets of the Company available for distribution to its stockholders is insufficient to pay the full amount to which they are entitled, the holders of shares of series A preferred stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Warrants

The calculated value of each warrant was estimated as of the date of issuance using an option-pricing model and the following assumptions: a risk-free interest rate based on the U.S. Treasury yield curve at the date of issuance; a weighted average expected term, which is derived from the contractual life of the warrant and historical data used to estimate exercise and termination; and expected volatility based on an evaluation of comparable public companies' measures of volatility. The Company utilized this measure as a basis for determining the expected volatility used in calculating the value of the warrants issued as there is not sufficient historical information about past volatility available on which to base a reasonable and supportable estimate of the expected volatility of its share price. The Company does not anticipate declaring dividends on common shares now or in the near future and has therefore assumed no dividend rate.

The following table discloses the assumptions utilized for the warrants:

Expected volatility	22.11%
Expected dividend	$0.00
Weighted average expected term (years)	2.50
Risk-free rate	2.615%

At December 31, 2022 and 2021, there were a total of 50,000 exercisable warrants outstanding. Because the common stock warrants are indexed to the Company's stock, they are classified within stockholders' deficit in the accompanying financial statements. The warrants issued as a component of the units sold in the private placement have an estimated value of approximately $17.66 each, or $883,498, and expire January 10, 2023. The warrants have no vesting period, may be exercised upon a qualified financing, as defined, before the expiration date, and have no

10. STOCKHOLDERS' DEFICIT (Continued)

Warrants (Continued)

intrinsic value. The estimated value of the warrants were netted against convertible notes payable, and are included in paid in capital as of December 31, 2022 and 2021. The following table summarizes the changes in warrants during the years ended December 31, 2022 and 2021:

	Number of Warrants	Value per Warrant	Exercise Price
Outstanding at January 1, 2021	50,000	$ 17.66	$ 0.01
Issued	-		
Exercised	-		
Outstanding at December 31, 2021	50,000		
Issued	-		
Exercised	-		
Outstanding at December 31, 2022	50,000		
Number of warrants outstanding and exercisable, and weighted average exercise price	50,000		$ 0.01

During 2023, 45,971 warrants were exercised at $0.01 per share. As part of the warrant purchase agreement, investors had the ability to deduct the exercise price from the value of the common shares. All investors exercised this option resulting in a deduction of $460 or 22.36 shares. As of the date the financial statements are available to be issued, there are no remaining warrants outstanding as any that were not exercised have expired.

Stock Plan

The Company has reserved 165,747 shares of common stock for issuance to officers, directors, employees, advisors and consultants of the Company pursuant to its 2022 Stock Plan duly adopted by the Board and approved by the Company stockholders. The shares will be issued from time to time under such agreements, contracts or plans as are recommended by management and approved by the Board. Of such reserved shares of common stock, no shares have been issued pursuant to restricted stock purchase agreements or stock awards, no options to purchase shares have been granted and are currently outstanding, and 165,747 shares of common stock remain available for issuance pursuant to the Stock Plan.

11. LEASES

The Company is currently leasing office space in Buffalo, NY under the terms of an operating lease agreement that expires in December 2023 with an option to extend the lease for one year. The Company also leases warehouse space in Chelsea, MI under the terms of an operating lease agreement that expires in May 2023. The lease automatically renews for subsequent one-year terms unless the parties otherwise agree in writing to renew for a longer period of time. The agreement can be terminated by either party at the end of the initial term or as of the end of any subsequent renewal terms.

11. LEASES (Continued)

The components of total lease cost for the year ended December 31, 2022 are as follows:

Short-term lease cost	$ 44,314

Prior to the adoption of the new lease standard, ASC 842, during 2021 and under ASC 840, the Company leased the same office space. Rent expense under operating lease was $46,444 for the year ended December 31, 2021.

Future minimum lease payments under operating leases were as follows as of December 31, 2021:

2022	$ 25,600

12. BENEFIT FROM (PROVISION FOR) INCOME TAXES

The benefit from income taxes consists of the following at December 31, 2022:

Current:	
Federal	$ -
State	(400)
Total current	(400)
Deferred:	
Federal	535,438
State	178,479
Valuation allowance	(702,846)
Total deferred	11,071
Total	$ 10,671

The Company has recorded a valuation allowance equal to its deferred tax assets attributed to its net operating loss and charitable contribution carryforwards, totaling $702,846 as of December 31, 2022, as the utilization of these deferred tax assets is not reasonably assured.

Deferred tax liabilities or assets at the end of each year will be determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Accordingly, under these rules, the income tax expense provision will increase or decrease in the same year in which a change in tax rates is enacted.

The actual income tax expense presented in these financial statements differs from the expected amount due to the valuation allowance.

12. BENEFIT FROM (PROVISION FOR) INCOME TAXES (Continued)

Deferred income tax assets (liabilities) consisted of the following at December 31, 2022:

Deferred income tax asset:		
Start-up costs	$	17,210
Allowance for doubtful accounts		2,078
Net operating loss carryforward		702,585
Charitable contributions carryforward		260
Deferred income tax liabilities:		
Depreciation		(8,216)
Valuation allowance		(702,846)
Net deferred tax asset	$	11,071

The following carryover deductions existed at December 31, 2022. The use of these approximate deductions was reflected in the computation of estimated income taxes.

Item	Amount	Expiration
Federal and state net operating loss carryforward	$2,507,223	N/A
Charitable contributions	$931	2027
Allowance for bad debts	$7,420	N/A

13. SERVICES AGREEMENTS

On March 15, 2021, the Company entered into a Services Agreement with Park Street Imports, LLC (Park Street). As part of the agreement, Park Street performs certain services such as state compliance, logistics planning and management, and order processing and customer service. For the services performed, Park Street receives a service fee of the greater of $2,000 per month or a per case fee for each case of product delivered from or picked up from the Park Street contracted warehouse. The per case fee varies between $0.50 and $6.50 per case depending on the order volume and type of order (retail, warehouse, direct distillery). The agreement is for 12 months, and renews automatically for subsequent additional 12 month periods. Either party may terminate the agreement at any time upon 6 months written notice. Payments made to Park Street were $273,840 and $122,336 for the years ended December 31, 2022 and 2021, respectively.

On May 12, 2020, the Company entered into a Production Agreement with Ugly Dog Distillery, LLC (Ugly Dog). As part of the agreement, Ugly Dog provides labor to assist with the bottling operation. The agreement has an initial term of 3 years. The agreement automatically renews for subsequent one-year terms unless the parties otherwise agree in writing to renew for a longer period of time. The agreement can be terminated by either party at the end of the initial term or as of the end of any subsequent renewal terms. For the services performed, Ugly Dog receives a production fee of $12.60 a case for packaging and set for shipment, or $2.10 a bottle for combo packs. Payments made to Ugly Dog were $240,569 and $449,971 for the years ended December 31, 2022 and 2021, respectively.

14. FINANCING ARRANGEMENT

On February 1, 2022, the Company entered into an agreement with Park Street Financial Services, LLC (Park Street Financial) pursuant to which the Company pledged certain of its accounts receivable to Park Street Financial for a cash advance against the pledged receivables. The agreement allows the Company to, from time to time, pledge additional accounts receivable to Park Street Financial.

The Company pays the following fees as part of the agreement:

- Discount fee of 2.15% of the purchased amount for the first 30 days (plus 0.72% for each additional ten calendar days thereafter)
- Administration fee of 0.25% of the purchased amount for the first 30 days (plus 0.083% for each additional ten calendar days thereafter)
- Origination fee of 0.10% of the purchased amount

The facility provides the Company an initial advance of 75% of the gross amount of each receivable pledged. The Company's obligations for representations and warranties regarding the accounts receivable pledged are secured by all accounts, inventory, intellectual property, documents, and deposit accounts. There are no financial reporting or other covenants required under the agreement. In the event of default on any invoice, the Company assumes liability for the amount plus the fee on the invoice. The restricted receivables associated with the pledged assets were $128,472 at December 31, 2022, which are collateralizing advances of $73,325 as of December 31, 2022.

15. RELATED PARTY TRANSACTIONS

The Company entered into a bourbon supply agreement with Barrelmark LLC (“Barrelmark”, a related party through common ownership), whereby the Company purchases aged bourbon from Barrelmark. Payments made to Barrelmark were $201,733 and $73,580 for the years ended December 31, 2022 and 2021, respectively.

The Company has an agreement with Paul Nanula Consultants whereby Paul Nanula provides certain consulting services. Paul Nanula is an investor in the Company and also the President/CEO. The Company paid Paul Nanula Consultants $90,000 during both the years ended December 31, 2022 and 2021.

Due to related parties (related through common ownership) consisted of the following at December 31:

	2022	2021
Barrelmark	$ 1,027,000	$ 799,393
Paul Nanula Consultants	180,000	90,000
Other	1,370	9,366
Total	$ 1,208,370	$ 898,759

16. CONCENTRATIONS

During the year ended December 31, 2021, the Company had two major customers that accounted for approximately 32% of total sales. Accounts receivable from these customers accounted for approximately 3% of total accounts receivable at December 31, 2021. There were no major customers during the year ended December 31, 2022.

During the year ended December 31, 2022, the Company had one major supplier that accounted for approximately 16% of total purchases. Accounts payable from this supplier accounted for approximately 31% of total accounts payable at December 31, 2022.

During the year ended December 31, 2021, the Company had one major supplier that accounted for approximately 20% of total purchases. Accounts payable from this supplier accounted for approximately 13% of total accounts payable at December 31, 2021.

17. NONCASH TRANSACTIONS

Operating activities reflect interest paid of $12,293 and $1,819 during the years ended December 31, 2022 and 2021, respectively.

Cash flow from financing activities includes the conversion of $4,802,760 convertible debt to equity.

18. SUBSEQUENT EVENTS

Subsequent to December 31, 2022, there were 32,061 new series A preferred shares issued at a price of $25.73 per share, or $824,930. Further, the Company renegotiated their broker agreement, which will reduce commissions by approximately $32,500 per month for 7 months during 2023, equating to a reduction of $227,500 (unaudited).

Subsequent events have been evaluated through July 19, 2023, which is the date the financial statements were available to be issued.